Investor Presentation

September 2015

DELIVERING ON OUR VISION

Forward-Looking Statements

Certain statements and other information included in this presentation constitute “forward-looking information”, “financial outlook” or “forward-looking statements” (collectively, “FLS”). All statements in this presentation, other than those relating to historical information or current conditions, are FLS, including, but not limited to, statements as to management’s expectations with respect to: the payment of an increased dividend; Agrium’s delivery of strong second half results and that our operations and asset mix will support higher cash flow and dividends over time; expected annual EBITDA; capital spending expectations; productions volumes; free cash-flows; estimated consolidated general and administrative expenses; operational excellence targets; and our market outlook for the remainder of 2015 including anticipated supply and demand for our products and services, expected market and industry conditions with respect to planted acres, prices and the impact of currency fluctuations and import and export volumes. The purpose of the financial outlook provided herein is to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

The FLS included in this presentation are based on certain assumptions made by us and all FLS are qualified by the assumptions that are stated or inherent in such FLS. Investors should not place undue reliance on these assumptions and such FLS. The additional key assumptions that have been made include, among other things assumptions with respect to Agrium’s ability to successfully integrate and realize the anticipated benefits of its already completed and future acquisitions and that we will be able to implement our standards, controls, procedures and policies at any acquired businesses to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by Agrium, including with respect to prices, margins, product availability and supplier agreements; the completion of our expansion projects on schedule, as planned and on budget; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for the remainder of 2015; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and negotiate acceptable terms; our ability to maintain our investment grade rating and achieve our performance targets; and our receipt, on time, of all necessary permits, utilities and project approvals with respect to our expansion projects and that we will have the resources necessary to meet the project’s approach. Also refer to the discussion under the heading “Key Assumptions and Risks in Respect of Forward-Looking Statements” in Agrium’s Management’s Discussion & Analysis for the year ended December 31, 2014 (the “2014 MD&A”) and to the discussions under the headings “Forward-Looking Statements” and “Market Outlook” in Agrium’s press release dated August 5, 2015 announcing Agrium’s second quarter 2015 results, with respect to further material assumptions associated with the FLS.

FLS are subject to various risks and uncertainties which could cause Agrium’s anticipated results and experience to differ materially from the anticipated results or expectations expressed. The key risks and uncertainties include, but are not limited to: general economic, market and business conditions; weather conditions including impacts from regional flooding and/or drought conditions; crop yield and prices; the supply and demand and price levels for our major products may vary from what we currently anticipate; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict, regional natural gas supply restrictions as well as counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; the risk that work on the Egyptian Misr Fertilizers Production Company S.A.E. nitrogen facility expansion in Egypt may be interrupted again and may not be completed on the timelines currently anticipated or at all; the risk of additional capital expenditure cost escalation or delays in respect of our Borger nitrogen expansion project and the ramp-up of production following the recent tie-in of our Vanscoy potash expansion project; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States. We also refer you to the risks set forth under the heading “Risk Factors” in our Annual Information Form for the year ended December 31, 2014 and to the risks set forth in the 2014 MD&A under the headings “Enterprise Risk Management” and “Key Assumptions and Risks in Respect of Forward-Looking Statements”.

Agrium disclaims any intention or obligation to update or revise any FLS in this presentation as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

IFRS Advisory

Historical financial information relating to Agrium in this presentation has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Additional IFRS and Non-IFRS Financial Measures Advisory

We consider earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization (“EBITDA”); Retail metrics including EBITDA to sales, cash operating coverage ratio, average non-cash working capital to sales, operating coverage ratio, return on capital employed (“ROCE”) and Cash ROCE; adjusted consolidated general and administrative expenses , which are non-IFRS financial measures, and free cash flow, which is an additional IFRS measure, to provide useful information to both management and investors in measuring our financial performance and financial condition. Refer to the disclosure under the heading “Additional IFRS and non-IFRS Financial Measures” in our 2014 MD&A, to the disclosure under the heading “Adjusted Net Earnings Reconciliation” included in our press release dated August 5, 2015 announcing our second quarter 2015 results and to the disclosure under the heading “Additional IFRS and non-IFRS Financial Measures“ in our Management’s Discussion and Analysis for the three and six months ended June 30, 2015, each as filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov under our corporate profile, for a reconciliation of these additional IFRS and non-IFRS measures to the most directly comparable measures calculated in accordance with IFRS and for a further discussion of how these measures are calculated and their usefulness to users including management. Non-IFRS financial measures are not recognized measures under IFRS and our method of calculation may not be comparable to that of other companies. These non-IFRS measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

DELIVERING ON OUR VISION

THE AGRIUM STORY

Global Leader. Focused Growth Plan.

The Agrium Investment Proposition

1 Strategic Overview

2 Agriculture Market Update

3 Largest, Top Performing Agricultural Retailer

4 Leading Agricultural Wholesale Producer of Three Key Nutrients

5 Operational Excellence

6 Growing Cash Flow and Returns

AGRIUM®

Clear and

Sustained

Growth Path

DELIVERING ON OUR VISION

AGRIUM’S STRATEGY AND CO. OVERVIEW

Agrium: A Global Provider of Crop Inputs

Largest global retail distributor of crop inputs

Leading producer of agricultural nutrients

Strong competitive advantages

Multiple growth levers:

Nitrogen expansions

Potash expansion

Retail growth

Operational Excellence

‘Integrated where it makes sense’ – provides synergies in core markets

Peers are investing in distribution – we have it

Identified growth & >$1.2B drop in capital expenditure by 2016 will lead to:

Significant growth in free cash flow

Increased returns of capital to shareholders

Expected 2015 EBITDA >$2-billion

Portfolio of Products and Services*

(Percentage of 2015 Forecast EBITDA)

Merchandise, Services & Other

Phosphate

Seed

Nutrients

Crop Protection

Potash

Nitrogen**

* Figures in pie chart based on full-year forecast EBITDA for 2015 excluding other inter-segment eliminations. Products and services EBITDA is approximated using a proportional allocation as a percentage of gross profit for 2015.

** Nitrogen includes Ammonium Sulfate, ESN and Other, and Product Purchased for Resale.

DELIVERING ON OUR VISION

AGRIUM’S STRATEGY AND CO. OVERVIEW

Strategic North American Footprint

In-market Retail distribution channel for Wholesale production generates significant value

Fertilizer production peers lack Agrium’s extensive Retail distribution network – unique competitive advantage

>30% of total NA nutrient sales for Retail sourced from Wholesale

>50% of Wholesale domestic potash sales to AGU Retail, >50% of W.Cdn. ag sales move thru CPS Canada retail

Wholesale Locations

Nitrogen Production

Solution Production

Phosphate Production

Phosphate Mine

Potash Production

Granulation Production

ESN Production

Ammonia Pipeline System

Anhydrous Ammonia Storage

Solution Storage

Dry Storage

Blend Storage

U.S. Sales Office – Denver, U.S.

Wholesale Head Office – Calgary, Canada

Retail Locations

Crop Production Services (CPS)

Redwater

Fort Saskatchewan

Joffre

Standard

Carseland

Granum

Vanscoy

Bloom

Moses Lake

Kennewick

Plymouth

Leal

Conda

Garner

Early

Marseilles

Homestead

Denver

Borger

North Bend

Lynchburg

Mt. Vernon

Paducah

Paducah

New

Madrid

Florence

Americus

Tifton

DELIVERING ON OUR VISION

THE AGRIUM STORY

Global Leader. Focused Growth Plan.

The Agrium Investment Proposition

1 Strategic Overview

2 Agriculture Market Update

3 Largest, Top Performing Agricultural Retailer

4 Leading Agricultural Wholesale Producer of Three Key Nutrients

5 Operational Excellence

6 Growing Cash Flow and Returns

Clear and

Sustained

Growth Path

DELIVERING ON OUR VISION

AGRICULTURE MARKET UPDATE

Corn Prices are Highly Sensitive to Yield Changes

U.S. corn supply/demand balance has tightened through the year in the past 2 crop years

Corn Ending Stocks and Stocks/Use

Decline in Ending Stocks From Projections @ Harvest

$3.68/bu

$3.55/bu

$4.46/bu

$5.18/bu

$6.22/bu $6.89/bu

Current $3.80/bu

Current

Lower Area/Yield

Stocks/Use Ratio (%)

Ending Stocks (million bu)

2,500 2,000 1,500 1,000 500 0

2006/07 2007/08 2008/09 2009/10 2010/11 2011/12 2012/13 2013/14

2014/15F

2015/16

2015/16 (88.5 mm acres/165 bu/acre)

18.0 16.0 14.0 12.0 10.0 8.0 6.0 4.0 2.0 0.0

Ending Stocks Stocks/use ratio, percent

2015/16 (88.5 mm acres/165 bu/acre)

* Source: USDA, FactSet, Agrium

DELIVERING ON OUR VISION

AGRICULTURE MARKET UPDATE

2nd Half 2015 Guidance Reaffirmed

Period Guidance	August 5, 2015	Current
Annual 2015	$7.00 to $7.50 EPS	No change

Period Guidance	August 5, 2015	Current
2nd Half 2015	$1.99 to $2.49 EPS[1]	No change

- Expect an approximate 30/70 split in Q3 / Q4 earnings
  - Expect strong demand for crop inputs in later part of 2nd half with Wholesale volumes weighted towards Q4
  - Second half remains intact with North American harvest season underway
  - Canadian Retail remains challenged by drought - late summer rains have improved soil moisture levels for the fall ammonia season
  - NPK prices remain stable

[1] *2nd Half range determined by taking the Annual 2015 Guidance Range and deducting the 1st Half market adjusted EPS of Q1 - $0.12/share and Q2 - $4.90/share.*

8

DELIVERING ON OUR VISION Agrium

THE AGRIUM STORY

Global Leader. Focused Growth Plan.

The Agrium Investment Proposition

1 Strategic Overview

2 Agriculture Market Update

3 Largest, Top Performing Agricultural Retailer

4 Leading Agricultural Wholesale Producer of Three Key Nutrients

5 Operational Excellence

6 Growing Cash Flow and Returns

Clear and Sustained Growth Path

DELIVERING ON OUR VISION

RETAIL OVERVIEW AND STRATEGY

Leading Global Agricultural Retailer Through Diversity

Geographic Diversity

NORTH AMERICA

Canada

USA

Hawaii

SOUTH AMERICA

Brazil

Chile

Argentina

Uruguay

AUSTRALIA

Approx 1,500 facilities

in 7 countries

Crop Diversity

Revenue by Crop Type

Veg, 4% All Other,

Corn, 13% 22% Perm Crops, 6% Cotton, 7% Wheat, 20% Canola, 13% Soybean, 15%

Crop inputs & services for over 50 different crops

Products & Services Diversity

Gross Profit

(2014) $2.9B

Merchandise 4% Services/Other 16% Seed 11%

[22% gp margin]

Crop Nutrients 32%

[18% gp margin]

Crop Protection 37%

[23% gp margin]

Products and services cover all aspects of crop inputs

DELIVERING ON OUR VISION

RETAIL OVERVIEW AND STRATEGY

Leveraging the Network – Proprietary Products

Proprietary Product sales and gross profit have increased significantly

50% to 100% higher margin achieved from proprietary products compared to third party products

Total Retail Proprietary Products Gross Profit

Gross Profit (USD Millions)

CAGR: 18%

$700 $600 $500 $400 $300 $200 $100 $0

2010 2011 2012 2013 2014

Proprietary Crop Protection Proprietary Nutritional Products Proprietary Seed Proprietary Animal Health

Source: Agrium

DELIVERING ON OUR VISION

RETAIL OVERVIEW AND STRATEGY

Agrium Has Room to Grow in US Retail Market

Significant Room for Further Consolidation


Pinnacle, 3%
J.R.Simplot, 3%
CHS, 4%
Willbur-Ellis, 5%
Growmark, 6%
Independents, 30%
Helena, 7%
Agrium, 17%
Co-ops, 25%

Significant market share held by independent retailers in the US

Our share in other key regions is ~30%

Source: CropLife and Internal Estimates

12

DELIVERING ON OUR VISION Agrium

RETAIL OVERVIEW AND STRATEGY

Tuck-In Acquisition Strategy Highly Successful

Highest returning opportunities continue to be in the U.S.

U.S. has seen additional competition which has impacted valuations slightly

Low crop price environment has created opportunities, we see a strong pipeline

Acquired 16 locations so far in 2015, at acquisition multiples ~5.5x

2013 & 2014 Acquired Locations

2010 2011 2012 2013 2014 YTD’15 Total

# of Locations Acquired 100 33 59 22 32 16 262

Annual Sales1

(in millions) $483 $210 $477 $128 $192 $107 $1,597

Annual EBITDA

$34 $27 $49 $12 $32 $13 $167

(Year 1) (in millions)

1 Does not include revenue from equity positions in joint ventures, 2015 figures are preliminary.

DELIVERING ON OUR VISION

RETAIL OVERVIEW AND STRATEGY

Synergies Achieved in Australian Business

Australian business has performed very well over past two years after significant focus on improving business, resulting in higher margins and lower costs

~5% same store sales growth in 2014 and 2015 YTD

35 branch closures

35% reduction in SKU’s since 2013

AUD currency devaluation vs. USD masks the strength of Australian Retail’s results

Australian Retail EBITDA

AUD CAGR 15%

EBITDA (Millions )

$72 $74 AUD USD

$54 $52 AUD USD

$99 AUD $90 USD

$125 AUD

$100 USD

$140 $120 $100 $80 $60 $40 $20 $0

2012 2013 2014 2015 LTM

Working Capital as % of Sales

21% 21% 20% 20% 19% 19% 18% 18% 17% 17%

2012 2013 2014 2015 LTM

20.5%

20.2%

18.2%

18.1%

Source: Agrium

DELIVERING ON OUR VISION

THE AGRIUM STORY

Global Leader. Focused Growth Plan.

The Agrium Investment Proposition

1 Strategic Overview

2 Agriculture Market Update

3 Largest, Top Performing Agricultural Retailer

4 Leading Agricultural Wholesale Producer of Three Key Nutrients

5 Operational Excellence

6 Growing Cash Flow and Returns

Clear and Sustained Growth Path

DELIVERING ON OUR VISION

WHOLESALE STRATEGY & OVERVIEW

Wholesale Overview: Strong Strategic Position & Growing Capacity

- In-market distribution and/or cost advantages across our products/regions
- Significant capacity expansion in 2015/16 for nitrogen and potash
- **Leveraging overlapping footprint, >50% of our domestic potash sales to Retail & >50% of W. Canada ag sales move thru CPS Canada distribution**

NPK Production Capacity Overview


8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Million Tonnes of Product
Nitrogen[1]
Potash
Phosphate
Base Production
Equity Ownership
Capacity Expansion [2]

North America Facilities


CANADA
REDWATER, AB
FORT SASKATCHEWAN, AB
JOFFRE, AB
VANSCOY, SK
CARSELAND, AB
KENNEWICK, WA
USA
CONDA, ID
NORTH BEND, OH
BORGER, TX
Nitrogen
Potash
Phosphate

South America Facility


ARGENTINA
PROFERTIL, ARGENTINA

Egypt


MOPCO, EGYPT

[1]Base N includes AS , ESN & other. Equity ownership consists of a 50% joint venture interest in Profertil's South American nitrogen facility and a 26% equity ownership in MOPCO's Egyptian nitrogen facility .
[2] Includes incremental expansions in equity ownership of Profertil and MOPCO.
Source: Agrium

16

DELIVERING ON OUR VISION Agrium

WHOLESALE STRATEGY & OVERVIEW

Agrium’s Nitrogen Advantages

Urea Cost & Price Comparison

Devalued Chinese Currency & revised VAT tax policy has led to minimal impact to cost curve for marginal producer

USD/tonne Urea $500

$400 $300 $200 $100 $0

Current PNW Urea Price

Current NOLA Urea Price

$7.00 $7.88 $95 $7.00 $8.25 $155 $2.15 $2.75 MMBtu MMBtu tonne MMBtu MMBtu tonne MMBtu MMBtu

W. Canada U.S. Gulf W. Europe W. Europe China Soft China Gas Ukraine China Hub Formula Coal Anthracite

Gas cost Other costs

Strong margins due to low cost N. America gas prices and interior pricing points

Other costs include other cash production costs, and freight to port and export taxes where applicable. Ocean freight is excluded.

Source: Fertecon, CRU, Agrium

DELIVERING ON OUR VISION

WHOLESALE STRATEGY & OVERVIEW

Focus on Asset Utilization

Ammonia Capacity Utilization1

100% 95% 90% 85% 80% 75% 70% 65% 60% 55% 50%

90% 88% 85%

79%

2013 2014 1H 2015 2015 Target

Wholesale nitrogen assets refreshed with significant capital spend in 2013 and 2014

Low operating rate in 2014, while investing for future

Excellent progress towards 2015 target capacity utilization in first half

1 Excludes results from Joffre nitrogen facility

DELIVERING ON OUR VISION

WHOLESALE STRATEGY & OVERVIEW

Potash Volumes Set to Grow Significantly

Potash capacity expansion set to expand our sales volumes significantly, and will leverage our domestic Retail business

Million metric tonnes

3.0 2.5 2.0 1.5 1.0 0.5 0.0

2.8

2.4

2.1

1.8 1.7

1.7

1.4

1.1

2010 2011 2012 2013 2014 2015T 2016T 2017T

Production Volume

Note: 2015-17 anticipated production growth profile.

DELIVERING ON OUR VISION

THE AGRIUM STORY

Global Leader. Focused Growth Plan.

The Agrium Investment Proposition

1 Strategic Overview

2 Agriculture Market Update

3 Largest, Top Performing Agricultural Retailer

4 Leading Agricultural Wholesale Producer of Three Key Nutrients

5 Operational Excellence

6 Growing Cash Flow and Returns

Clear and Sustained Growth Path

DELIVERING ON OUR VISION

OPERATIONAL EXCELLENCE

Operational Excellence Targets Achieved



Operational Excellence Objectives

(1) Improvement of productivity and margins

(2) Reduce costs; and

(3) Enhance capital efficiency

Operational Excellence commitments/targets achieved

- Recurring annual EBITDA increase of ~$125M: (including: ~25% reduction in consolidated G&A & ~$30M/yr GP benefit from increasing N & P sales closer to Canadian production locations)
- One-time benefits of ~$350M from portfolio review & working capital enhancements

21

DELIVERING ON OUR VISION Agrium

OPERATIONAL EXCELLENCE

2014 Improvements Across all Key Retail Metrics

EBITDA

(millions of USD)

$1,400 $1,200 $1,000 $800 $600 $400

$1,300

$1,119

$949

20131 2014 2015 Target

EBITDA to Sales

(%)

10% 9% 8% 7% 6%

10%

9%

8%

20131 2014 2015 Target

Cash Operating Coverage Ratio

(excluding depreciation & amortization) (%)

70% 60% 50% 40%

64%

61%

60%

20131 2014 2015 Target

Average Non-Cash Working Capital to Sales

(%)

25% 20% 15% 10% 5%

20%

18% 17%

20131 2015 Target 2014

Source: Agrium

1 2013 figures have been adjusted to remove the impact of the purchase gain and goodwill impairment reported in Q4-2013; Operating Coverage Ratio (including Depreciation & Amortization) was 73% in 2013 and 72% in 2014

DELIVERING ON OUR VISION

THE AGRIUM STORY

Global Leader. Focused Growth Plan.

The Agrium Investment Proposition

1 Strategic Overview

2 Agriculture Market Update

3 Largest, Top Performing Agricultural Retailer

4 Leading Agricultural Wholesale Producer of Three Key Nutrients

5 Operational Excellence

6 Growing Cash Flow and Returns

Clear and Sustained Growth Path

DELIVERING

GROWTH AND CAPITAL ALLOCATION

Focused Growth Targets

Deliver on our growth opportunities

Wholesale

~20%

(Capacity)

Vanscoy

Borger

MOPCO

Profertil

Retail

Focused on $1.3B

EBITDA Target

Viterra

Tuck-ins

Organic growth

Australia improvements

Wholesale:

Low cost production and distribution capacity growth in attractive markets

Leverage distribution system

Retail:

Extensive distribution footprint, product and service bundling, tuck-in acquisitions, proprietary products, agriculture innovation

DELIVERING ON OUR VISION

GROWTH AND CAPITAL ALLOCATION

Capital Expenditure to Decline Significantly

Investment capital expenditure expected to decrease significantly after peaking in 2014

Total Capital Expenditure Profile

USD Millions

$2,500 $2,000 $1,500 $1,000 $500 $0

$1.0B

600

400

$2.02B

1455

565

$1.25B

725

525

$0.8B

250

550

Potential Growth Capital

2010-2013 Avg. 2014 2015T Future Run Rate

Sustaining Growth

* Source: Agrium

DELIVERING ON OUR VISION

GROWTH AND CAPITAL ALLOCATION

Significant Future Cash Flow Generation

Potential for >$10/share per year in available free cash flow, allowing for significant returns of capital to shareholders and value-added growth

Illustrative 5-Year Potential Cash Generation & Fund Potential1

(US $Bn)

12.0 10.0 8.0 6.0 4.0 2.0 0.0

$7.3B FCF

Up to $10.6B

(includes market upside of +$25/mt & incremental leverage 3)

Existing Dividend $3.50/share

Operating Cash Flow Potential 2

Sustaining Capital

Free Cash Flow

Total Funds Available 3 (incl. Upside Market Scenario and Incremental Leverage)

1 5-Year period starts in 2016.

2 Operating cash flow has been calculated excluding changes in non-cash working capital & using average annual fertilizer benchmark prices for 2014: NOLA urea $355/st, Midwest potash $390/mt, Florida DAP $440/st & NYMEX $4.28/MMBtu. The production profiles for this period include incremental nitrogen and potash expansions as reported in Agrium’s November 2014 Investor Day presentation.

3 Total Funds Available includes upside range of +$25/mt on all benchmarks and $3.50/MMBtu for NYMEX, as well as incremental debt leverage created by operating cash flow. Incremental debt capacity has been calculated based upon a Debt to EBITDA ratio of 2.5X and net of long-term debt maturities in the period presented ($625M next 5 years).

DELIVERING ON OUR VISION

GROWTH AND CAPITAL ALLOCATION

Quality of Agrium’ Future Cash Flow

Unique Advantages Within Agrium’s Future Free Cash Flow

Lower Earnings Volatility than Peers

Portfolio Integration Retail Earnings Stability Low Cost Natural Gas Hedges Competitive Advantages Across NPK Prdn

More Organic Growth Opportunities than Peers

Operational Excellence Initiatives Low Cost Growth Opp’s in Retail (*)

* Retail location tuck-ins and ag biotech

* Proprietary CPP & Seed

Delivers a Lower Risk Cash Flow Return

DELIVERING ON OUR VISION

GROWTH AND CAPITAL ALLOCATION

Clear Priorities and Successful Execution

Capital Allocation Actions

Dividend

Target payout ratio of 40-50% of free cash flow

Agrium’s Dividend Payout History

(per share)

$3.501

$3.00

$2.25

$0.725

$0.11

2011 2012 2013 2014 Current

Buy Backs

Repurchased 11% of shares outstanding since 2011

Currently have 5% NCIB in place

Repurchased over 2 million shares YTD

Growth / Investment

Investing in our core business for value-adding growth

$3.9-billion growth capital expenditure over past 5 years

1Annualized based on the most recent dividend announcement

DELIVERING ON OUR VISION

Summary

Expecting normal second half for crop input demand, assuming typical fall window for applications

Successful execution of operational excellence goals – have achieved targets and will continue with this positive momentum

Continue to execute on value drivers within our control

Competitive advantages throughout our diverse portfolio of operations add stability to our earnings

Delivering on commitment to return capital to shareholders through dividend and share buybacks in 2015. Have bought back over 3 million shares YTD

Potential for > $10/share per year in available free cash flow = allowing for significant returns of capital to shareholders and value-added growth

DELIVERING ON OUR VISION